



Filed pursuant to
Rule 497(a) File No. 333-218611
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 3Q 2018

EAGLE POINT
CREDIT COMPANY

NOVEMBER 14, 2018

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY







Company and Adviser Overview

EAGLE POINT CREDIT COMPANY

The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $587.1 million(1)
Distributions	▪ Monthly common distribution of $0.20 per share (current distribution rate of 14.2%)(2)

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and funds managed by Stone Point Capital
Asset Under Management	▪ Approximately $2.6 billion(3) managed on behalf of institutional, high net worth and retail investors

(1) Combined market capitalization of ECC, ECCA, ECCB, ECCX and ECCY based on securities outstanding as of September 30, 2018 and market prices as of November 6, 2018.

(2) Based on ECC's closing market price of $16.96 per share on November 6, 2018 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices, September 30, 2018 unaudited financial statements and 2017 and 2016 Annual Reports available on its website. For the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 30.0%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 3.9%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) As of September 30, 2018 and inclusive of capital commitments that were undrawn as of such date.



ECC Highlights

EAGLE POINT CREDIT COMPANY

CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 24 of the past 26 years(1) ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is exclusively focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $26.9 million invested in securities issued by ECC(2)

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

(2) Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2018 (based on market values as of November 6, 2018).

INTRODUCTION TO ECC
Cumulative Distributions Per Share Of Common Stock



ECC currently pays a monthly distribution of $0.20 per share[1]

ECC Cumulative Distributions Per Share

Q1 2015	$0.55
Q2 2015	$1.15
Q3 2015	$1.75
Q4 2015	$2.35
Q1 2016	$2.95
Q2 2016	$3.55
Q3 2016	$4.15
Q4 2016	$4.75
Q1 2017	$5.75
Q2 2017	$6.35
Q3 2017	$7.40
Q4 2017	$8.00
Q1 2018	$8.60
Q2 2018	$9.20
Q3 2018	$9.80

■ Regular Distributions ■ Special distributions

(1)   To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices, September 30, 2018 unaudited financial statements and 2017 and 2016 Annual Reports available on its website. For the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, regular distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 30.0%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 3.9%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**







INTRODUCTION TO ECC

Track Record: Total Return and Price to Book Ratio

For the period of October 7, 2014 – November 6, 2018:

- ECC generated a total return(1) of 44.37% versus 21.20% for the Wells Fargo BDC Index(2) (annualized net total return of 9.4% for ECC versus 4.8% for the Wells Fargo BDC Index)
- ECC traded at an average premium to book value of 10.5% during a time in which the Wells Fargo BDC Index(2) has traded at an average discount of 5.7%

Value of $100 Invested

WFBDC
ECC
150
125
100
75
144.37
121.20
10/7/2014 2/7/2015 6/7/2015 10/7/2015 2/7/2016 6/7/2016 10/7/2016 2/7/2017 6/7/2017 10/7/2017 2/7/2018 6/7/2018 10/7/2018

Price to Book Ratio(3)

150%
140%
130%
120%
110%
100%
90%
80%
70%
WFBDC P/B
Average WFBDC P/B
ECC P/B
Average ECC P/B
110.54%
94.25%
102.48%
93.03%
10/7/14 2/7/15 6/7/15 10/7/15 2/7/16 6/7/16 10/7/16 2/7/17 6/7/17 10/7/17 2/7/18 6/7/18 10/7/18

Past performance is not indicative of, or a guarantee of, future performance.

(1) Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.

(2) The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

(3) Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

14.2%
Current Distribution Rate[1]

63 Number of Resets Refis Calls[2]

$0.20
Monthly Distribution[1]

15 Average Years of CLO Experience of Senior Investment Team

97.4% Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,454

70 Number of CLO Equity Securities[4]

30 Number of CLO Collateral Managers[4]

Past performance is not indicative of, or a guarantee of, future performance.

(1) Based on ECC's closing market price of $16.96 per share on November 6, 2018 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices, September 30, 2018 unaudited financial statements and 2017 and 2016 Annual Reports available on its website. For the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 30.0%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 3.9%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(2) Since IPO date October 7, 2014 through September 30, 2018.

(3) As of September 30, 2018. Please see footnotes on page 27 for important information.

(4) As of September 30, 2018.

INTRODUCTION TO ECC
Securities Outstanding



Adviser and Senior Investment Team have $26.9 million invested in ECC, ECCA and ECCX[3]

Common Stock		Preferred Stock and Unsecured Notes				
Ticker	ECC (NYSE)	**Ticker**	ECCA (NYSE)	ECCB (NYSE)	ECCY (NYSE)	ECCX (NYSE)
Description	Common Stock	**Description**	Series A Term Preferred Stock Due 2022 ($25 Liquidation Preference)	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[1]	$392.1M	**Market Cap[1]**	$46.1M	$48.9M	$32.9M	$67.2M
Price per Share[1]	$16.96	**Price per Share[1]**	$25.35	$26.18	$26.00	$24.96
Current Distribution[2]	$0.20	**Coupon**	7.75%	7.75%	6.75%	6.6875%
Current Distribution Rate[2]	14.15%	**Yield to Maturity[1]**	7.37%	7.00%	6.26%	6.81%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2022	10/30/2026	9/30/2027	4/30/2028
Callable Date	N/A	**Callable Date**	6/29/2018	10/30/2021	9/30/2020	4/30/2021
Market Value Held by Adviser and Senior Investment Team[3]	$26.5M	**Market Value Held by Adviser and Senior Investment Team[3]**	$224.6K	$0	$0	$139.4K

Past performance is not indicative of, or a guarantee of, future performance.

(1) Reflects securities outstanding as of September 30, 2018 and market price as of November 6, 2018. ECCA, ECCB, ECCY and ECCX have $45.5mm, $46.7mm, $31.6mm and $67.3mm of principal amount outstanding, respectively, as of September 30, 2018. Yield is shown to the stated maturity based on market prices as of November 6, 2018. Called prior to stated maturity, the yield could be adversely impacted.

(2) Based on ECC's closing market price of $16.96 per share on November 6, 2018 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices, September 30, 2018 unaudited financial statements and 2017 and 2016 Annual Reports available on its website. For the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 30.0%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending September 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 3.9%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2018 (based on market values as of November 6, 2018).

9





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

EAGLE POINT
CREDIT COMPANY

INTRODUCTION TO ECC
Experienced Senior Investment Team





Thomas Majewski
Chief Executive Officer
Member of ECC's Board of Directors

24
Years in Financial Services

18
Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

12
Years in Financial Services

12
Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

22
Years in Financial Services

16
Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers



Private Equity Approach to Fixed Income Investing

EAGLE POINT CREDIT COMPANY

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW

EAGLE POINT
CREDIT COMPANY

CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

CLOs with positive equity returns

CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

(1) This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**

(2) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding ($ Billions)[1]



U.S. CLO Outstanding ($ Billions)[2]



Demand for Institutional Leveraged Loans[1]



U.S. CLO Issuance ($ Billions)[1]



(1) As of September 30, 2018. Source: S&P Capital IQ
(2) As of September 30, 2018. Source: Thompson Reuters Leveraged Loan Monthly



Since 1992, the CSLLI has experienced only two years of negative annual returns

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.9%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
YTD 9/30/18	4.4%

Past performance is not indicative of, or a guarantee of, future performance.

(1)   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
- Cash - Receivables - Inventory - Property - Plant - Equipment - Brands/Logos - Intangibles - Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower will vary.



Moody's Average Recovery Rate (1987–2016)[3]

Senior Secured Loans: 80.6%
Senior Unsecured Bonds: 48.4%
Subordinated Debt: 28.0%

Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

(1) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

(2) Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

(3) No representation is being made as to the applicability of historical relative recovery rates for future periods. The information shown herein is for background purposes only.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range

The current CSLLI spread is approximately 49 bps higher than 1992 to 2017's average of 298 bps

Credit Suisse Leveraged Loan Index ("CSLLI") Spread(1)


450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Average
Average: 298 bps
1992 247
1993 244
1994 233
1995 229
1996 254
1997 240
1998 238
1999 264
2000 284
2001 287
2002 303
2003 317
2004 286
2005 256
2006 255
2007 258
2008 270
2009 307
2010 352
2011 376
2012 409
2013 386
2014 386
2015 387
2016 391
2017 357
9/30/2018 347

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.

Source: Credit Suisse

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

Note: The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which ECC invests may vary substantially from the example.



ECC SUPPLEMENTAL INFORMATION







ECC SUPPLEMENTAL INFORMATION(1)

Income Statement and Balance Sheet Highlights

	Q3 2018 (Unaudited)	Q2 2018 (Unaudited)	Q1 2018 (Unaudited)	Q4 2017	Q3 2017 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses(2)	$0.40	$0.50	$0.41	$0.43	$0.45
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses(2)	$0.01	$0.04	$0.09	$0.06	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses(2)	$0.41	$0.54	$0.50	$0.49	$0.45
Non-Recurring Losses and Expenses(2),(5)	$0.00	($0.20)	$0.00	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)(2)	$0.41	$0.34	$0.50	$0.49	$0.45
Portfolio Cash Distributions Received(2),(3)	$1.15	$1.65	$1.10	$1.83	$1.44
Common Share Distributions Paid(4)	$0.60	$0.60	$0.60	$0.60	$0.60
Special Common Share Distributions Paid	$0.00	$0.00	$0.00	$0.00	$0.45
Total Common Share Distributions Paid	$0.60	$0.60	$0.60	$0.60	$1.05
Common Share Market Price (period end)	$17.90	$18.17	$18.14	$18.81	$20.69
Net Asset Value (period end)	$16.55	$16.51	$16.65	$16.77	$16.67
$ Premium / (Discount)	$1.35	$1.66	$1.49	$2.04	$4.02
% Premium / (Discount)	8.2%	10.1%	8.9%	12.2%	24.1%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$447.96	$457.21	$458.01	$447.27	$439.40
CLO Debt	$43.39	$38.51	$20.04	$7.27	$9.91
Loan Accumulation Facilities	$40.24	$33.20	$36.27	$25.37	$20.66
Cash	$29.10	$1.23	$19.69	$14.05	$14.44
Receivables and Other Assets	$23.93	$45.23	$33.60	$19.01	$15.56
Liabilities					
Notes (Net of Deferred Issuance Costs)	($97.47)	($96.55)	($88.77)	($88.61)	($88.52)
Preferred Stock (Net of Deferred Issuance Costs)	($88.71)	($88.59)	($88.47)	($88.36)	($88.25)
Payables and Other Liabilities	($15.76)	($31.90)	($35.16)	($20.74)	($15.28)
Net Assets	$382.68	$358.35	$355.21	$315.26	$307.91
Weighted Avg of Common Shares for the period	22,331,047	21,445,878	20,576,316	18,579,281	18,230,437
Common Shares Outstanding at end of period	23,117,571	21,702,865	21,337,284	18,798,815	18,474,034

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2017 Annual Report, 2018 Semi-Annual Reports, interim quarterly unaudited financial statements and/or other related financial information.
(2) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
(3) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
(4) To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income."
(5) Q2 2018's results included non-recurring losses and expenses associated with the accelerated amortization related to the redemption of 7.00% Notes due 2020, and offering expenses related to the issuance of 6.6875% Notes due 2028.

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



(Figures below are in millions, except for per share amounts and shares outstanding)	Q3 2018 (Unaudited)	Q2 2018 (Unaudited)	Q1 2018 (Unaudited)	Q4 2017	Q3 2017 (Unaudited)
Distributions Received From CLO Equity [2]	$23.59	$33.88	$22.56	$33.15	$25.17
Return of Capital	$9.64	$18.75	$6.32	$17.42	$10.53
Investment Income	$15.15	$15.46	$15.56	$15.85	$15.47
Investment Income From CLO Debt	$0.90	$0.48	$0.31	$0.14	$0.19
Investment Income From Loan Accumulation Facilities	$1.49	$1.43	$1.14	$0.61	$0.70
Total Gross Income	$17.54	$17.37	$17.01	$16.60	$16.36
Operational and Administrative Expense [3]	$0.83	$0.64	$0.90	$1.13	$0.98
Portfolio Cash Distributions Received:					
Distributions Received From CLO Equity [2]	$23.59	$33.88	$22.56	$33.15	$25.17
First Time CLO Equity Distributions	$1.57	$1.56	$3.84	$0.00	$1.29
All Other CLO Equity Distributions	$22.02	$32.32	$18.72	$33.15	$23.88
Distributions Received From CLO Debt	$0.67	$0.46	$0.07	$0.16	$0.24
Distributions Received From Loan Accumulation Facilities	$1.46	$1.08	$0.04	$0.65	$0.90
Total	$25.72	$35.42	$22.67	$33.96	$26.31
Portfolio Cash Distributions Received per Common Share [4]	$1.15	$1.65	$1.10	$1.83	$1.44
U.S. GAAP NII and Realized Gain/(Loss) per Common Share [4]	$0.41	$0.34	$0.50	$0.49	$0.45
Weighted Avg of Common Shares for the period	22,331,047	21,445,878	20,576,316	18,579,281	18,230,437
Common Shares Outstanding at end of period	23,117,571	21,702,865	21,337,284	18,798,815	18,474,034

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2017 Annual Report, 2018 Semi-Annual Reports, interim quarterly unaudited financial statements and/or other related financial information.
(2) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
(3) Excludes interest expense, management fees and incentive fees, as well as non-recurring offering expenses related to the issuance of 6.6875% Notes due 2028.
(4) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details



CLO Equity Holdings (as of September 30, 2018)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q3 2018	Income Accrued During Q2 2018	Cash Received During Q3 2018	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
ALM VIII Preferred Shares	2013	RS Q4-16	Oct-18	Oct-20	2028	$148	$150	$243	162%	8.65%	2.52%	3.65%	2,999	59
Apidos XIV Sub Notes	2013	Called Q3-17	Oct-15	Oct-17	2025	$0	$0	$41	NM	N/A	N/A	N/A	N/A	N/A
Ares XLI Inc Notes	2016		Jul-19	Jan-22	2029	$449	$450	$411	91%	5.21%	4.98%	3.31%	2,917	80
Ares XLIII Inc Notes	2017		Apr-19	Apr-22	2029	$448	$479	$552	115%	4.76%	4.90%	3.27%	2,912	81
Ares XXXIX Sub Notes	2016		Apr-19	Apr-21	2028	$7	$88	$64	73%	4.99%	5.12%	3.26%	2,867	82
Avery Point V Inc Notes	2014	RF Q3-17	Jul-16	Jul-18	2026	$0	$0	$297	NM	8.58%	0.91%	3.35%	3,133	68
Babson 2013-II Sub Notes	2013	RF Q1-17 / Called & RS Q2-18	Jan-16	Jan-18	2025	$0	$290	$0	NM	N/A	N/A	N/A	N/A	N/A
Bain 2016-2 Sub Notes	2016		Jan-19	Jan-21	2029	$313	$315	$687	218%	3.32%	4.40%	3.36%	2,764	77
Barings 2016-III Sub Notes	2016		Jan-19	Sep-21	2028	$721	$726	$945	130%	3.54%	4.33%	3.38%	2,676	77
Barings 2018-1 Inc Notes	2018		Apr-20	Apr-23	2031	$789	$730	$1,410	193%	4.33%	5.05%	3.38%	2,652	72
BlueMountain 2013-2 Sub Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$30	$73	$80	110%	5.92%	3.56%	3.19%	3,001	69
Bowman Park Sub Notes	2015	RF Q1-17	Nov-16	Nov-18	2025	$92	$93	$230	247%	5.78%	1.30%	3.29%	2,834	72
Brigade Battalion IX Inc Notes	2015	RS Q2-18	Jul-20	Jul-23	2031	$464	$318	$378	119%	6.01%	4.90%	3.62%	2,825	73
Carlyle GMS 2014-5 Sub Notes	2014	RF Q1-17 / RS Q3-18	Jul-20	Jul-23	2031	$284	$294	$740	252%	10.20%	3.87%	3.49%	3,068	75
Carlyle GMS 2017-4 Inc Notes	2017		Jan-20	Jan-23	2030	$273	$277	$347	125%	3.25%	5.02%	3.50%	2,799	78
CIFC Funding 2013-II Inc Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$179	$420	$243	58%	6.01%	4.84%	3.46%	2,915	86
CIFC Funding 2014 Inc Notes	2014	RF Q2-17 / RS Q1-18	Jan-20	Jan-23	2031	$366	$360	$284	79%	5.29%	5.30%	3.39%	2,765	85
CIFC Funding 2014-III Inc Notes	2014	RF Q3-17	Jul-16	Jul-18	2026	$192	$218	$401	184%	6.28%	2.88%	3.36%	2,706	75
CIFC Funding 2014-IV Inc Notes	2014	RF Q1-17	Oct-16	Oct-18	2026	$9	$48	$156	323%	6.00%	3.52%	3.38%	2,717	76
CIFC Funding 2015-III Inc Notes	2015	RS Q1-18	Mar-19	Apr-21	2029	$322	$321	$393	122%	4.09%	5.22%	3.43%	2,841	85
Crescent Atlas Senior Loan Fund Sub Notes	2012	RF Q3-16 / Called Q1-17	Aug-14	Aug-16	2024	$0	$0	$254	NM	N/A	N/A	N/A	N/A	N/A
CSAM Atrium IX Sub Notes	2013	RS Q2-17	May-19	May-22	2047	$230	$249	$310	124%	4.59%	5.60%	3.43%	2,963	75
CSAM Atrium XI Sub Notes	2014	RF Q2-17	Oct-16	Oct-18	2025	$111	$114	$197	172%	4.66%	4.60%	3.44%	2,915	68
CSAM Madison Park XXI Sub Notes	2016		Jul-18	Jul-21	2029	$64	$78	$81	104%	1.73%	4.33%	3.54%	2,710	72
Cutwater 2015-I Inc Notes	2015		Dec-16	Jul-19	2027	$919	$909	$1,105	122%	4.68%	5.65%	4.11%	2,906	78
DeAM Flagship VIII Inc Notes	2014	RF Q1-17 / RF Q2-18	Jan-17	Jan-19	2026	$0	$56	$9	17%	7.40%	1.96%	3.21%	2,911	68
DFG Vibrant V Sub Notes	2016		Jul-19	Jul-21	2029	$138	$138	$138	100%	6.44%	6.23%	3.66%	2,783	74
GoldenTree VIII Sub Notes	2014	Called Q4-17	Apr-16	Apr-18	2026	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
GSO Birchwood Park Inc Notes	2014	RF Q1-17 / Called Q3-18	Oct-16	Oct-18	2026	$6	$33	$250	NM	N/A	N/A	N/A	N/A	N/A
GSO Bristol Park Sub Notes	2016		Jul-19	Jan-22	2029	$757	$758	$955	126%	2.62%	4.85%	3.40%	2,743	75
GSO Chenango Park Sub Notes [2]	2018		Apr-20	Apr-23	2030	$66	$31	$0	NM	2.99%	0	0	2,938	73
GSO Dewolf Park Inc Notes	2017		Oct-19	Oct-22	2030	$199	$236	$250	106%	1.10%	5.08%	3.52%	2,898	77
HarbourView VII Sub Notes	2018	RF Q1-17 / RS Q2-18	Jun-20	Jul-23	2031	$35	$25	$0	NM	6.16%	4.55%	3.60%	2,707	76
HLA 2014-3 Sub Notes	2014	RF Q3-17	Oct-16	Oct-18	2025	$23	$96	$190	197%	9.12%	2.03%	3.81%	2,820	72
KVK 2013-2 Sub Notes	2013	RF Q1-17	Jan-16	Jan-18	2026	$13	$79	$97	123%	13.32%	3.03%	3.19%	2,912	57
KVK 2014-1 Sub Notes	2014	RF Q1-17	May-16	May-18	2026	$1	$27	$36	134%	11.88%	1.06%	3.15%	2,783	61

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2018 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) As of September 30, 2018, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details (Cont.)

EAGLE POINT CREDIT COMPANY

CLO Equity Holdings (as of September 30, 2018)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q3 2018	Income Accrued During Q2 2018	Cash Received During Q3 2018	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Madison Park VIII Sub Notes	2012	Called Q1-17	Oct-13	Apr-15	2022	$0	$0	$10	NM	N/A	N/A	N/A	N/A	N/A
Marathon VI Sub Notes	2014	RF Q2-17 / RS Q2-18	May-19	May-20	2028	$128	$96	$280	291%	7.90%	3.84%	3.85%	2,872	70
Marathon VII Sub Notes	2014	RF Q2-17	Oct-16	Oct-18	2025	$242	$261	$441	169%	8.08%	1.90%	3.78%	2,933	61
Marathon VIII Sub Notes	2015	RS Q3-18	Sep-20	Oct-23	2031	$444	$472	$772	164%	8.67%	5.12%	3.99%	2,900	75
Marathon X Sub Notes	2017		Nov-19	Nov-21	2029	$79	$80	$116	145%	7.01%	4.62%	3.82%	2,917	74
Marathon XI Sub Notes [2]	2018		Apr-20	Apr-23	2031	$98	$93	$0	NM	7.27%	4.04%	3.73%	2,906	74
Marathon XII [2]	2018		Oct-20	Apr-23	2031	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Napier Park Regatta III Sub Notes	2014	RF Q2-17 / Called Q3-18	Apr-16	Apr-18	2026	$0	$0	$931	NM	N/A	N/A	N/A	N/A	N/A
Octagon 26 Sub Notes	2016	RS Q2-18	Jun-20	Jul-23	2030	$450	$307	$257	84%	2.85%	4.58%	3.55%	2,674	83
Octagon 27 Sub Notes	2016	RS Q3-18	Jul-20	Jul-23	2030	$303	$193	$2,130	1105%	2.64%	4.57%	3.45%	2,554	79
Octagon XIV Inc Notes	2012	RS Q2-17	Jul-19	Jul-22	2029	$56	$58	$45	77%	4.71%	4.61%	3.50%	2,682	83
Octagon XIV Sub Notes	2012	RS Q2-17	Jul-19	Jul-22	2029	$202	$199	$237	119%	4.71%	4.61%	3.50%	2,682	83
Octagon XIX Sub Notes	2014	RF Q1-17	Apr-16	Apr-18	2026	$0	$0	$78	NM	6.64%	3.14%	3.37%	2,538	69
Octagon XX Sub Notes	2014	RF Q2-17	Aug-16	Aug-18	2026	$0	$0	$48	NM	6.25%	1.33%	3.13%	2,547	77
OFSI BSL VIII Inc Notes	2017		Aug-19	Aug-21	2029	$219	$304	$250	82%	3.05%	5.00%	3.83%	2,772	74
OHA Credit Partners IX Sub Notes	2013	RF Q2-17	Oct-15	Oct-17	2025	$19	$20	$113	573%	6.68%	6.66%	3.00%	2,834	49
PineBridge Galaxy XVIII Class A Sub Notes	2014	RF Q2-17 / Called Q3-18	Oct-16	Oct-18	2026	$2	$10	$1,357	NM	N/A	N/A	N/A	N/A	N/A
Pinnacle Park Sub Notes	2014	RF Q1-17 / Called & RS Q2-18	Apr-16	Apr-18	2026	$0	$3	$465	NM	N/A	N/A	N/A	N/A	N/A
Prudential Dryden 53 Inc Notes	2018		Jan-20	Jan-23	2031	$346	$348	$476	137%	3.54%	4.97%	3.23%	2,774	95
Prudential Dryden 56 Euro Sub Notes	2017		Jan-20	Jan-22	2032	$43	$46	$164	356%	N/A	4.90%	3.61%	2,778	54
Sheridan Square Sub Notes	2013	Called Q2-17	Apr-15	Apr-17	2025	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Steele Creek 2018-1 Inc Notes [2]	2018		Apr-20	Apr-23	2031	$443	$237	$0	NM	N/A	5.28%	3.55%	2,648	69
Steele Creek CLO 2015-1 Sub Notes	2015	RS Q2-17	May-19	May-21	2029	$200	$225	$244	109%	6.45%	5.20%	3.68%	2,754	74
THL Credit Wind River 2013-2 Inc Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$319	$320	$323	101%	3.98%	3.43%	3.57%	2,877	74
THL Credit Wind River 2014-1 Sub Notes	2014	RF Q1-17 / RS Q2-18	May-20	Jul-23	2031	$228	$231	$0	NM	4.43%	4.65%	3.49%	2,824	74
THL Credit Wind River 2014-2 Inc Notes	2014	RS Q1-18	Jan-20	Jan-23	2031	$45	$46	$31	67%	5.48%	4.50%	3.51%	2,851	76
THL Credit Wind River 2014-3 Sub Notes	2015	RF Q2-17	Oct-16	Jan-19	2027	$440	$444	$488	110%	4.32%	5.03%	3.70%	2,897	59
THL Credit Wind River 2016-1 Sub Notes	2016	RF Q3-18	Jul-19	Jul-20	2028	$379	$273	$121	44%	4.40%	5.10%	3.57%	2,843	81
THL Credit Wind River 2017-1 Sub Notes	2017		Apr-19	Apr-21	2029	$433	$434	$501	116%	1.71%	5.15%	3.53%	2,856	79
THL Credit Wind River 2017-3 Inc Notes	2017		Oct-19	Oct-22	2030	$456	$596	$554	93%	1.49%	5.22%	3.51%	2,777	79
THL Credit Wind River 2018-1 Inc Notes [2]	2018		Jul-20	Jul-23	2030	$269	$0	$0	NM	N/A	4.59%	3.38%	2,669	73
Zais 3 Sub Notes	2015	RS Q2-18	Jul-20	Jul-23	2031	$770	$463	$0	NM	9.03%	5.08%	3.99%	2,870	92
Zais 5 Sub Notes	2016		Oct-18	Oct-20	2028	$190	$190	$256	135%	9.09%	4.16%	4.02%	2,916	87
Zais 6 Sub Notes	2017		Jul-19	Jul-21	2029	$344	$342	$437	127%	9.36%	3.97%	3.94%	2,872	93
Zais 7 Inc Notes	2017		Nov-19	Apr-22	2030	$271	$232	$316	136%	7.97%	4.51%	3.98%	2,844	91
Total/Weighted Avg						**$15,063**	**$15,004**	**$23,215**	**155%**	**5.32%**	**4.39%**	**3.52%**	**2,818**	**76**
Positions no longer held as of September 30, 2018						**$90**	**$461**	**$378**						
Total including positions no longer held as of September 30, 2018						**$15,154**	**$15,464**	**$23,593**	**153%**					

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2018 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) As of September 30, 2018, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



ECC SUPPLEMENTAL INFORMATION[(1)]

Changes in Effective Yield

EAGLE POINT CREDIT COMPANY

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2018)	Effective Yield as of June 30, 2018 [(1)]	Effective Yield as of September 30, 2018 [(1)]	Change in Effective Yield
ALM VIII Preferred Shares	11.13%	11.13%	
Ares XLI Inc Notes	11.82%	11.82%	
Ares XLIII Inc Notes	10.61%	10.61%	
Ares XXXIX Sub Notes	11.13%	7.88%	-3.25%
Atrium IX Sub Notes	18.67%	13.70%	-4.97%
Atrium XI Sub Notes	10.84%	10.84%	
Avery Point V Inc Notes	0.00%	0.00%	
Bain 2016-2 Sub Notes	9.54%	9.54%	
Barings 2016-III Sub Notes	12.16%	12.16%	
Barings 2018-I Inc Notes	18.17%	18.17%	
BlueMountain 2013-2 Sub Notes	9.18%	6.16%	-3.03%
Bowman Park Sub Notes	7.35%	7.35%	
Brigade Battalion IX Inc Notes	12.78%	12.96%	0.18%
Bristol Park Sub Notes	11.58%	11.58%	
Carlyle GMS 2014-5 Sub Notes	27.77%	20.97%	-6.80%
Carlyle GMS 2017-4 Inc Notes	16.53%	16.53%	
CIFC Funding 2013-II Inc Notes	14.83%	15.28%	0.45%
CIFC Funding 2014 Inc Notes	17.46%	17.46%	
CIFC Funding 2014-III Inc Notes	10.10%	7.75%	-2.35%
CIFC Funding 2014-IV Inc Notes	4.84%	0.00%	-4.84%
CIFC Funding 2015-III Inc Notes	19.89%	19.89%	
Cutwater 2015-I Inc Notes	28.74%	28.74%	
DeAM Flagship VIII Inc Notes	0.00%	0.00%	
GSO Chenango ParkSub Notes	14.93%	17.41%	2.48%
GSO Dewolf Park Inc Notes	14.46%	12.03%	-2.43%
HarbourView VII Sub Notes	33.31%	33.31%	
HLA 2014-3 Sub Notes	13.02%	0.00%	-13.02%
KVK 2013-2 Sub Notes	20.13%	0.00%	-20.13%
KVK 2014-1 Sub Notes	0.70%	0.00%	-0.70%
Madison Park XXI Sub Notes	13.66%	9.79%	-3.88%
Marathon VI Sub Notes	24.33%	21.29%	-3.04%
Marathon VII Sub Notes	16.64%	16.64%	
Marathon VIII Inc Notes	19.46%	19.84%	0.38%
Marathon X Sub Notes	13.48%	15.58%	2.10%
Marathon XI Sub Notes	20.04%	20.04%	
Marathon XII Sub Notes [(2)]	N/A	13.96%	New
Napier Park Regatta III Sub Notes	0.00%	0.00%	
Octagon 26 Inc Notes	24.64%	24.64%	
Octagon 27 Inc Notes	7.86%	18.90%	11.04%

CLO Equity Holdings (as of September 30, 2018)	Effective Yield as of June 30, 2018 [(1)]	Effective Yield as of September 30, 2018 [(1)]	Change in Effective Yield
Octagon XIV Inc Notes	7.13%	7.13%	
Octagon XIV Sub Notes	7.13%	7.13%	
Octagon XIX Sub Notes	0.00%	0.00%	
Octagon XX Sub Notes	0.00%	0.00%	
OFSI BSL VIII Inc Notes	18.55%	17.73%	-0.83%
OHA Credit Partners IX Sub Notes	1.75%	1.75%	
Prudential Dryden 53 Inc Notes	14.92%	14.92%	
Prudential Dryden 56 Euro CLO	10.65%	10.65%	
Steele Creek CLO 2015-1 Sub Notes	14.17%	14.17%	
Steele Creek CLO 2018-1 Inc Notes	18.18%	18.18%	
THL Credit Wind River 2013-2 Inc Notes	16.63%	16.63%	
THL Credit Wind River 2014-1 Sub Notes	17.27%	16.87%	-0.40%
THL Credit Wind River 2014-2 Inc Notes	14.63%	14.63%	
THL Credit Wind River 2014-3 Sub Notes	21.43%	18.70%	-2.74%
THL Credit Wind River 2016-1 Inc Notes	9.31%	17.93%	8.62%
THL Credit Wind River 2017-1 Inc Notes	14.62%	14.62%	
THL Credit Wind River 2017-3 Inc Notes	15.56%	13.27%	-2.29%
THL Credit Wind River 2018-1 Inc Notes	14.12%	14.12%	
Vibrant CLO V Sub Notes	16.90%	16.90%	
Zais 3 Inc Notes	24.87%	25.61%	0.74%
Zais 5 Sub Notes	20.00%	20.00%	
Zais 6 Sub Notes	22.35%	22.35%	
Zais 7 Inc Note	22.25%	18.04%	-4.21%
Weighted Avg	**14.25%**	**14.07%**	
Called CLO Equity Holdings [(3)]			
Apidos XIV Sub Notes	0.00%	0.00%	
Babson 2013-II Sub Notes	0.00%	0.00%	
Birchwood Park Inc Notes	18.49%	0.00%	-18.49%
Crescent Atlas Senior Loan Fund Sub Notes	0.00%	0.00%	
GoldenTree VIII Sub Notes	0.00%	0.00%	
Madison Park VIII Sub Notes	0.00%	0.00%	
PineBridge Galaxy XVIII Class A Sub Notes	1.69%	0.00%	-1.69%
Pinnacle Park Sub Notes	0.00%	0.00%	
Sheridan Square Sub Notes	0.00%	0.00%	
Weighted Avg	**14.09%[(4)]**	**13.99% [(5)]**	

(1) Source: Consolidated Schedule of Investments of the Company's June 30, 2018 unaudited financial statements and September 30, 2018 unaudited financial statements.
(2) Not held as of June 30, 2018.
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter.
(4) Weighted average effective yield of CLO Equity investments held as of June 30, 2018 (inclusive of securities sold during Q3 2018 and not reflected in this schedule) was 14.08%.
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q3 2018 is 13.96%.

ECC SUPPLEMENTAL INFORMATION[1]
Additional Information



Current Loan Accumulation Facility Holdings (as of September 30, 2018)	Capital Invested	Income Accrued During Q3 2018	Cash Received During Q3 2018	Realized Gain/(Loss)
Salmagundi II Income Note	$4.29	$0.11	$0.00	$0.01
Salmagundi III Income Note	$9.05	$0.28	$0.00	$0.00
Salmagundi IV Income Note	$18.74	$0.62	$0.49	$0.01
Salmagundi VIII Income Note	$4.67	$0.11	$0.00	$0.00
Salmagundi IX Income Note	$3.43	$0.07	$0.00	$0.00
Sub Total	$40.18	$1.19	$0.49	$0.02
Prior Loan Accumulation Facilities [2]				
Salmagundi V Income Note	$16.39	$0.29	$0.93	$0.01
Salmagundi X Income Note	$2.97	$0.01	$0.04	$0.00
Sub Total	$19.36	$0.30	$0.97	$0.01
Total Loan Accumulation Facilities		$1.49	$1.46	$0.03

Reconciliation to U.S. GAAP Unaudited Financial Statements (as of September 30, 2018)	Income Accrued During Q3 2018
CLO Equity	$15.15
CLO Debt	$0.90
Loan Accumulation Facilities	$1.49
Total	$17.54

CLO Debt Holdings (as of September 30, 2018)	Capital Invested	Income Accrued During Q3 2018	Cash Received During Q3 2018
Sankatay Avery Point V Class E Notes	$0.98	$0.02	$0.02
Sankatay Avery Point V Class F Notes	$0.80	$0.02	$0.02
CIFC Funding 2015-III, Ltd. Class F-R Notes	$2.36	$0.06	$0.06
Carlyle Global Market Strategies CLO 2014-5 Ltd. Class E-RR Notes	$3.15	$0.01	$0.00
Cutwater 2015-I, Ltd. Class F Notes	$0.98	$0.02	$0.02
Dryden 53 CLO, Ltd. Class F Notes	$0.80	$0.02	$0.02
Flagship VIII Class E-R Notes	$10.20	$0.20	$0.20
Flagship VIII Class F-R Notes	$7.84	$0.17	$0.16
HarbourView VII -R Class F Notes	$0.69	$0.02	$0.00
KVK CLO 2014-1 Ltd. Class E Notes	$0.78	$0.02	$0.02
Marathon CLO VII Ltd. Class D Notes	$2.82	$0.06	$0.06
Marathon CLO VIII Ltd. Class D-R Notes	$4.07	$0.01	$0.00
Marathon CLO XI Ltd. Class D Notes	$1.65	$0.03	$0.00
Octagon 26 Class E-R Note	$1.25	$0.02	$0.01
Octagon 27 Class F-R Note	$0.84	$0.03	$0.00
OZLM XXII, Ltd. Class D Notes	$0.90	$0.02	$0.02
THL Credit Wind River 2014-2 CLO Ltd. Class E-R Notes	$0.25	$0.01	$0.01
THL Credit Wind River 2014-2 CLO Ltd. Class F-R Notes	$0.31	$0.01	$0.01
THL Credit Wind River 2014-1 CLO Ltd. Class E-R Notes	$0.94	$0.02	$0.00
Zais 3 Class D-R Notes	$1.80	$0.08	$0.00
Sub Total	$43.41	$0.87	$0.62
Prior CLO Debt Holdings			
Marathon CLO VIII Ltd. Class D Notes	$1.43	$0.03	$0.05
Sub Total	$1.43	$0.03	$0.05
Total CLO Debt		$0.90	$0.67

(1) The portfolio level data contained herein is unaudited and derived from the Company's September 30, 2018 unaudited financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.

(2) These Loan Accumulation Facilities have priced into a CLO and are not reflected in the September 30, 2018 Schedule of Investments.





Portfolio Investments and Underlying Portfolio Characteristics

EAGLE POINT CREDIT COMPANY

As of September 30, 2018, ECC's portfolio was invested across 95 investments

Summary of ECC's Portfolio of Investments(1)

CLO Debt
8.2%
(20 Investments)
Loan Accumulation Facilities
7.6%
(5 Investments)
CLO Equity 84.3%
(70 Investments)

Summary of Underlying Portfolio Characteristics(2)

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Number of unique underlying borrowers	1,454	1,332	1,295	1,253	1,213
Largest exposure to any individual borrower	0.97%	0.98%	0.98%	1.00%	0.90%
Average individual borrower exposure	0.07%	0.08%	0.08%	0.08%	0.08%
Exposure to ten largest underlying borrowers	6.69%	6.40%	6.28%	6.30%	6.51%
Aggregate indirect exposure to senior secured loans(3)	97.37%	97.50%	97.60%	97.79%	98.09%
Weighted average stated spread	3.54%	3.56%	3.59%	3.66%	3.71%
Weighted average credit rating of underlying collateral(4)	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted average junior overcollateralization (OC) cushion	4.37%	4.27%	4.15%	4.20%	4.37%
Weighted average market value of underlying collateral	98.91%	98.34%	98.99%	98.54%	98.51%
Weighted average maturity of underlying collateral	5.2 years	5.3 years	5.2 years	5.2 years	5.2 years
US dollar currency exposure	99.72%	99.77%	99.76%	97.79%	100%

(1) The summary of portfolio investments shown is based on the estimated fair value of the underlying positions as of September 30, 2018.

(2) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2018 and this data may not be representative of current or future holdings.

(3) We obtain exposure in underlying senior secured loans indirectly through our investments in CLOs.

(4) Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

ECC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of September 30, 2018, ECC has exposure to 1,454 unique underlying borrowers across a range of industries

Obligor and Industry Exposure				
Top 10 Underlying Obligors[1]	**% Total**	**Top 10 Industries of Underlying Obligors[1,2]**		**% Total**
Dell Inc	1.0%	Technology		8.8%
Asurion	0.9%	Health care		7.8%
Altice	0.8%	Telecommunications		6.0%
American Airlines Inc	0.7%	Radio & Television		6.0%
TransDigm	0.6%	Lodging & casinos		5.3%
First Data Corp	0.6%	Financial intermediaries		5.2%
Energy Future Holdings	0.6%	Electronics/electrical		4.1%
CenturyLink	0.6%	Commercial Services & Supplies		3.9%
BMC Software	0.6%	Utilities		3.5%
Albertsons	0.5%	Building & Development		3.4%
Total	**6.7%**	**Total**		**53.9%**

(1)   The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2018 and this data may not be representative of current or future holdings.

(2)   Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 4.6%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Prior to 2021, only 3.8% of ECC's underlying loan portfolio is scheduled to mature

Maturity Distribution of Underlying Obligors[1]



Maturity	% of Fund Exposure
2018	0.2%
2019	0.5%
2020	3.1%
2021	8.1%
2022	12.6%
2023	20.2%
2024	29.0%
2025+	26.3%

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2018 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA







Average Leverage Multiples of Large Corporate Loans[1]

1997	5.4x
1998	5.0x
1999	4.6x
2000	4.2x
2001	4.0x
2002	4.0x
2003	4.1x
2004	4.3x
2005	4.3x
2006	4.4x
2007	4.9x
2008	3.7x
2009	4.1x
2010	3.9x
2011	4.4x
2012	4.6x
2013	4.7x
2014	4.9x
2015	4.7x
2016	5.0x
2017	5.0x
YTD 3Q18	5.2x
3Q18	5.5x

Legend: ■ FLD/EBITDA ■ SLD/EBITDA ■ Other Sr Debt/EBITDA ■ Sub Debt/EBITDA

(1) Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.
Source: S&P Capital IQ.

Loan Market Statistics: Interest Coverage (EBITDA to Interest)





Average Interest Coverage Multiples of Large Corporate Loans[1]

1997	2.0x
1998	2.3x
1999	2.9x
2000	2.9x
2001	3.5x
2002	3.9x
2003	3.9x
2004	4.0x
2005	3.5x
2006	3.0x
2007	2.9x
2008	3.8x
2009	3.9x
2010	4.1x
2011	3.9x
2012	3.8x
2013	4.1x
2014	4.1x
2015	4.2x
2016	3.8x
2017	4.0x
YTD 3Q18	3.6x
3Q18	3.0x

■ EBITDA-Capex/Cash Interest   ■ EBITDA/Cash Interest

.
(1)   Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.
Source: S&P Capital IQ



Annual Revenue Change (QoQ) for Below Investment Grade Companies

Quarter	Revenue Growth % (QoQ)
1Q08	16.9%
2Q08	16.5%
3Q08	11.1%
4Q08	(4.9%)
1Q09	(7.3%)
2Q09	(11.3%)
3Q09	(3.2%)
4Q09	12.9%
1Q10	5.2%
2Q10	8.0%
3Q10	14.5%
4Q10	13.7%
1Q11	21.0%
2Q11	18.0%
3Q11	14.0%
4Q11	14.0%
1Q12	12.0%
2Q12	9.1%
3Q12	9.9%
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%
2Q18	13.6%

■ Revenue Growth % (QoQ)

Source: S&P Capital IQ.



- Secondary trading is conducted through BWICs ("Bids wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $80 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they directionally accurate.
Data as of December 31, 2017.

COMPANY INFORMATION





Eagle Point Credit Company Inc.
20 Horseneck Lane
Greenwich, CT 06830

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510